

April 7, 2011

<u>Via Email</u>
Mr. Cornelis F. Wit
Chief Executive Officer
OmniComm Systems, Inc.
2101 W. Commercial Blvd. Suite 3500
Ft. Lauderdale, FL 33309

   Re: **OmniComm Systems, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 31, 2010
     File No. 000-25203

Dear Mr. Wit:

   We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       /s/ Andrew Mew

       Andrew Mew
       Accounting Branch Chief